FITT HIGHWAY PRODUCTS INC.

September 26, 2013

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC, 20549

Re:	FITT Highway, Products, Inc.
Amendment No. 3 to Schedule 14C
Filed: September 9, 2013
File No: 000-33519

Dear Mr. Reynolds:

In response to your correspondence dated September 23, 2013, (the “Correspondence”) FITT Highway Products, Inc. (the “Company”) is providing the following information in addition to the amended Preliminary Information Statement on Schedule 14C “Preliminary Information Statement”.

SEC COMMENT

Comment 1: Please provide the information required by Item 14(b)(7) of Schedule 14A.

Comment 2: Please provide the notes to the financial statements for F.I.T.T. Energy Products, Inc.

COMPANY RESPONSE

Response 1: A “Background of Merger” section shall be added to the amended filing.

Response 2: The footnotes to the financial statements for F.I.T.T Energy Products, Inc. shall be added to the amended filing.

ACKNOWLEDGMENT

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement the Company hereby acknowledges:

-The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Michael R Dunn,

CEO/ Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691

miked@fittmail.com